METALLA TO ACQUIRE STRATEGIC CORTEZ TREND ROYALTIES

FOR IMMEDIATE RELEASE	TSXV: MTA
April 27, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars set forth herein shall mean United States (U.S.) dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that it has entered into a share purchase agreement ("SPA") dated April 24, 2020 with Idaho Resources Corporation ("IRC"), a privately held Nevada corporation, whereby a wholly-owned U.S. subsidiary of Metalla will acquire 100% of the issued and outstanding shares of IRC for $4.0 million in cash and shares.

IRC holds a 0.5% gross overriding royalty ("GOR") on the Anglo/Zeke claim block in Eureka County, Nevada, which is located on trend to the southeast of the Cortez Operations and Goldrush project owned by Nevada Gold Mines ("NGM"). NGM is a joint venture between Barrick Gold Corporation ("Barrick") (61.5%) and Newmont Corporation ("Newmont") (38.5%), which was created in July 2019 to combine Barrick and Newmont's significant assets across Nevada to create the single largest gold producer in the world. IRC also holds a 1.5% GOR covering NuLegacy Gold Corporation's ("NuLegacy") Red Hill project ("Red Hill") in Eureka County, Nevada, which is contiguous to the southeast of the Anglo/Zeke claims.

Brett Heath, President and CEO of Metalla, commented, "We are pleased to add two high-quality strategic gold royalties on trend of one of the largest gold operations on the planet. This transaction gives shareholders exposure to one of the most prolific gold structures covering approximately 19,000 hectares on the Battle Mountain-Eureka trend in Nevada, of which 7,500 hectares are owned by the two largest gold producing companies in the world, Newmont and Barrick."

The consideration for the SPA will be satisfied by Metalla issuing $2.0 million in common shares based on the ten-day volume-weighted average price of shares traded on the TSXV exchange at a price of C$7.88, and $2.0 million in cash. The transaction is subject to customary closing conditions and exchange approvals and is expected to close on or around June 1, 2020.

ANGLO/ZEKE (0.5% GOR)

The Anglo/Zeke claims cover more than 7,500 hectares of exploration land owned by NGM east and southeast of the Goldrush deposit along the Battle Mountain-Eureka trend. Barrick has previously stated the Goldrush deposit is a large Carlin-type gold development project with initial production projected for 2021, which will progress toward a steady-state production of 450,000 ounces of gold per annum during its first full five years of operation(1). Goldrush's end of 2019 reserve estimate is 2 million ounces at 9.7 g/t gold with a measured and indicated resource estimate of 9.4 million ounces at 9.4 g/t gold(2). Barrick previously has disclosed that mineralization at Goldrush is open along strike towards the north and east where the royalty property continues with the favorable stratigraphic host of the Goldrush, Cortez Hills, and Pipeline deposits, and has identified a mineral potential area known as Goldrush South(3) on the Anglo/Zeke claims.

RED HILL (1.5% GOR)

The Red Hill project owned by NuLegacy covers an area of interest of more than 11,500 hectares southeast of the Anglo-Zeke Claim block along the Battle Mountain-Eureka trend that hosts the NGM's Cortez Operations. Within the area of interest is the Red Hill property package encompassing the Avocado, Serena, and Iceberg gold deposits. Past drilling in the Serena and Iceberg deposits has intersected high-grade intercepts, including 22 meters at 6.59 g/t gold and 31.2 meters at 3.9 g/t gold(4). Recently, NuLegacy completed geophysical surveys on their land package, which identified an interesting untested anticline structure under cover to the west called the Rift Anticline, which is explained by NuLegacy to be an analogue to Nevada Gold Mine's Goldrush deposit to the northwest. NuLegacy expects to receive an expanded drill permit to test the Rift Anticline target by the end of 2020 with a preliminary drill program of 12 to 15 holes.

CORTEZ CLAIM REVERSIONARY RIGHTS

The IRC acquisition will also provide Metalla the opportunity to acquire the mineral claims under the Cortez Joint Venture plan of operations should NGM choose to relinquish their mineral claim interests. The claim reversionary rights cover the Cortez, Cortez Hills, Goldrush, Fourmile, Hilltop, Gold Acres, and Pipeline deposit mineral claims in Lander & Eureka County, Nevada.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 Standards of disclosure for mineral projects.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver royalty companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

The Metalla common shares to be issued in the transaction have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may be offered and sold only pursuant to available exemptions from the registration requirements thereof.  This press release is not an offer to sell or a solicitation of an offer to buy any securities.

Notes:

Note that mineralization on adjacent properties is not necessarily indicative of similar mineralization on properties on which Metalla will hold a royalty interest on completion of the transaction. A qualified person has not done sufficient work to classify the historical estimates disclosed above as current mineral resources or mineral reserves, and the Company is not treating the historical estimates as current mineral resources or mineral reserves.

1 See Barrick Gold Quarterly Report dated October 25, 2017

2 See Barrick Gold September 19, 2019 Presentation

3 See BARRICK GOLD CORPORATION Q3 Conference Call November 1, 2012

4 See NuLegacy Gold February 2020 Presentation

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to the Anglo/Zeke and Red Hill claims and Project Goldrush is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, Metalla has limited, if any, access to these properties. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the closing of the proposed transaction; mineralization, production  and other developments on Project Goldrush, which is not one of the properties on which IRC holds a GOR; exploration potential, future development, production, recoveries and other anticipated or possible future developments on the properties on which the Company or IRC holds royalty and stream interests or relating to the companies owning or operating such properties; current and potential future estimates of mineral reserves and resources; potential improvements of project economics and anticipated cost of production; potential improvements to capital efficiency; future optimization of mine plans; future cash generation; the timing of the sale or other disposition of companies or mining properties; potential reduction of environmental impact; potential improvements to community benefits; and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: Metalla may not obtain the required stock exchange approvals to complete the transaction or the closing conditions may not be satisfied; potential actions by the operators; changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.